Exhibit 2.3

PLAN SUPPORT AGREEMENT

THIS PLAN SUPPORT AGREEMENT dated as of September 15, 2009 (this “Agreement”), among JBS USA Holdings, Inc. (“JBS USA”) and each of the stockholders signing below (collectively, the “Stockholders”), in their capacity as an owners of common stock, par value $0.01 per share (“Common Stock”) of Pilgrim’s Pride Corporation (the “Company”).

WHEREAS, the Company and certain of its subsidiaries filed for protection under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) on December 1, 2008 (the “Bankruptcy Cases”);

WHEREAS, prior to the date hereof, JBS USA and the Company have discussed the possibility of entering into an agreement (the “Stock Purchase Agreement”), pursuant to which JBS USA would purchase 100% of the outstanding equity of the reorganized Company (the “Reorganized Company”), less any equity issued to the existing stockholders of the Company as contemplated by the Stock Purchase Agreement (the “Transaction”);

WHEREAS, JBS USA and the Company anticipate that the Transaction will be implemented through a plan of reorganization pursuant to the Bankruptcy Code (the “Reorganization Plan”);

WHEREAS, the Stockholders and JBS USA anticipate that the Stockholders will be issued shares of common stock of the Reorganized Company (“Reorganized Company Common Stock”) pursuant to the Reorganization Plan and the Stock Purchase Agreement;

WHEREAS, as a condition to the willingness of JBS USA to enter into Stock Purchase Agreement, JBS USA has required that the Stockholders enter into this Agreement, and in order to induce JBS USA to enter into the Stock Purchase Agreement, the Stockholders have agreed to enter into this Agreement; and

NOW, THEREFORE, in consideration for the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

1. Support of Reorganization Plan. (a) Each Stockholder, by this Agreement, hereby agrees to support the Reorganization Plan. In furtherance of the foregoing, without limitation, the Stockholders agree to take the following actions:

(i)	supporting the Reorganization Plan and the Stock Purchase Agreement;

(ii)	not, directly or indirectly, supporting any action, agreement, transaction or proposal (including an Acquisition Proposal, as defined in the draft Stock Purchase Agreement) that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Stock Purchase Agreement or that could result in any of the conditions to the Company’s obligations under the Stock Purchase Agreement not being fulfilled, and

(iii)	supporting any other matter necessary to the consummation of the Transactions.

(b) Each Stockholder acknowledges receipt and review of a substantially complete draft copy of the Stock Purchase Agreement. Each Stockholder shall not (a) object, on any grounds, to any aspect of the Reorganization Plan, the Disclosure Statement, or the confirmation of the Reorganization Plan; (b) directly or indirectly seek, solicit, support or encourage any objection to the Reorganization Plan or (c) take any other action, including, without limitation, initiating any legal proceeding that is inconsistent with, or that would delay consummation of, the Reorganization Plan and the Transaction. Notwithstanding the foregoing, nothing in this Agreement shall be construed to prohibit any Stockholder from appearing as a party-in-interest in any matter to be adjudicated in the Bankruptcy Cases so long as such appearance and the position advanced in connection therewith are not for the purpose of hindering, delaying or preventing the consummation of the Reorganization Plan or the Transactions.

2. Remedies

(a) Specific Performance. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of JBS USA and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific performance of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction.

(b) Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

3. Termination. The obligations of each Stockholder under this Agreement shall terminate upon the earlier of (i) the Closing of the transactions contemplated by the Stock Purchase Agreement, (ii) the termination of the Stock Purchase Agreement in accordance with its terms and (iii) such Stockholder ceasing to hold any Common Stock. Nothing in this Section 4 shall relieve any party of liability for any breach of this Agreement.

4. Covenants of JBS USA. JBS USA agrees to use its reasonable best efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement.

5. No Solicitation of Transactions. Each Stockholder shall not, directly or indirectly, (a) solicit, initiate or encourage the submission of, any (i) Acquisition Proposal or (ii) plan of reorganization of the Company other than the Reorganization Plan (an “Alternate Plan”), or (b) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or otherwise cooperate in any way with respect to, or assist or participate in, facilitate or encourage, any unsolicited proposal that constitutes, or may reasonably be expected to lead to (i) a Superior Proposal, as defined in the Stock Purchase Agreement or (ii) an Alternate Plan. Each Stockholder shall, and shall direct or cause his representatives and agents to, immediately cease and cause to be terminated any discussions, arrangements or negotiations that may be ongoing with respect to any Acquisition Proposal or Alternate Plan. Each Stockholder shall promptly advise JBS USA orally and in writing of (A) any Acquisition Proposal or any request for information with respect to any Acquisition Proposal, the material terms and conditions of any such Acquisition Proposal or request and the identity of the person making such Acquisition Proposal or request and (B) any changes in any such Acquisition Proposal or request.

6. Agreement Solely as Stockholder. Nothing herein shall limit or affect any actions taken by any of the Stockholders in his or her capacity as a director or officer of the Company or the Reorganized Company, as applicable (or a Subsidiary of the Company or the Reorganized Company, as applicable).

7. Representations and Warranties of the Stockholder.

(a) Other than pursuant to this Agreement, the shares of Common Stock held by each of the Stockholders are free and clear of any pledge, lien, security interest, charge, claim option, voting restriction, right of first refusal or other limitation on disposition or encumbrances of any kind, that would adversely affect in any way such Stockholder’s performance of its obligations contained in this Agreement.

(b) As of the date hereof, none of the Stockholders is aware of any event that, due to the fiduciary or similar duty to any other person, would prevent it from taking any action required of it under this Agreement.

(c) Assuming the due execution and delivery of this Agreement by JBS USA, this Agreement is a legally valid and binding obligation of each Stockholder, enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency or similar laws.

8. Representations and Warranties of JBS USA.

(a) Assuming the due execution and delivery of this Agreement by the Stockholders, this Agreement is a legally valid and binding obligation of JBS USA, enforceable against JBS USA in accordance with its terms, except as may be limited by bankruptcy, insolvency or similar laws.

9. Miscellaneous.

(a) Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(b) Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts executed in and to be performed in that State, including all matter of construction, validity and performance, and shall, to the extent applicable, be governed by and interpreted, construed and determined in accordance with the applicable provisions of the Bankruptcy Code.

(c) Submission to Jurisdiction. Without limiting any party’s right to appeal any order of the Bankruptcy Court, (i) the Bankruptcy Court shall retain exclusive jurisdiction to enforce the terms of this Agreement and to decide any claims or disputes which may arise or result from, or be connected with, this Agreement or any breach or default hereunder, and (ii) any and all legal proceedings related to the foregoing shall be filed and maintained only in the Bankruptcy Court, and the parties hereby consent to and submit to the jurisdiction and venue of the Bankruptcy Court; provided, however, that if the Bankruptcy Cases have been closed, the parties agree to exclusive jurisdiction in the Chancery Court of the State of Delaware. “Bankruptcy Court” shall mean the United States Bankruptcy Court for the Northern District of Texas, Forth Worth Division, as such other court that exercises jurisdiction over the Bankruptcy Cases.

(d) Counterparts; Facsimile. For the convenience of the parties hereto, this Agreement may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts will together constitute the same agreement. Executed signature pages to this Agreement may be delivered by facsimile and such facsimiles will be deemed as sufficient as if actual signature pages had been delivered.

(e) Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

(f) Amendment. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

(g) Severability. If any provision of this Agreement or the application thereof to any person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to persons or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

(h) Entire Agreement. This Agreement constitutes the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

(i) No Solicitation. NOTHING IN THIS AGREEMENT SHALL BE CONSTRUED OR INTERPRETED AS A SOLICITATION OF ACCEPTANCE OR REJECTION OF THE REORGANIZATION PLAN. NOTHING IN THIS AGREEMENT SHALL BE CONSTRUED OR INTERPRETED AS AN OFFER TO BUY ANY SECURITIES OR AN OFFER TO SELL ANY SECURITIES.

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first herein above written.

JBS USA HOLDINGS, INC.

By:	/S/ WESLEY BATISTA
Name:	Wesley Batista
Title:	Chief Executive Officer

LONNIE “BO” PILGRIM

/S/ LONNIE A. PILGRIM
Lonnie A. Pilgrim

[Signature Page to Plan Support Agreement]